UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

COVISINT CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22357R103

(CUSIP Number)

William Braverman ESQ,  Neuberger Berman Group LLC  605 Third Ave, 21st Floor  New York,  NY  10159  Phone : 212-476-9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 06, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,404,685

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,410,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,410,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.42%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Fixed Income Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,404,685

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,410,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,410,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.42%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Investment Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,404,685

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,410,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,410,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.42%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
882,468

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
882,468

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
882,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.18%

14	TYPE OF REPORTING PERSON
IA BD

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Benjamin Nahum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
30,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%

14	TYPE OF REPORTING PERSON
N/A

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amit Solomon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
20,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%

14	TYPE OF REPORTING PERSON
N/A

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock (the “Securities”) of Covisint Corporation, a Michigan corporation (the “Issuer”), having its principal place of business at 26533 Evergreen Road, Suite 500, Southfield, Michigan 48076.

Item 2.	Identity and Background

(a)
This statement is being filed by the following persons: Neuberger Berman Group LLC (“NB Group”), Neuberger Berman Fixed Income Holdings LLC (“NBFI Holdings”), Neuberger Berman Investment Advisers LLC (“NBIA”), Neuberger Berman LLC (“NB LLC”), Benjamin Nahum and Amit Solomon (NB Group, NBFI Holdings, NBIA, NB LLC, Mr. Nahum and Mr. Solomon, collectively the “Reporting Persons”).

(b)
The business address for each of the Reporting Persons other than NBIA is 605 Third Avenue, New York, New York 10158. The principal place of business for NBIA is 190 LaSalle Street, Chicago, Illinois 60603. The business address for NBIA with respect to the matters relating to the Issuer and its Securities is 605 Third Avenue, New York, New York 10158.

(c)
Each of NB Group, NBFI Holdings, NBIA and NB LLC is a Delaware limited liability company.

Each of Mr. Nahum and Mr. Solomon is a portfolio manager and managing director of NBIA and NB LLC.

NB Group is the parent company of multiple subsidiaries engaged in the investment advisory business.

NBFI Holdings is a subsidiary of NB Group and the holding company of NBIA, and certain other subsidiaries engaged in the investment advisory business.

NBIA, the parent company of NB LLC, is an investment adviser registered under the Investment Advisers Act of 1940 as amended (the “Advisers Act”). As a registered investment adviser (“RIA”), NBIA provides investment advisory services to institutions, endowments, employee benefit plans, foundations, private funds, offshore public funds (collectively, “Institutions”) and investment companies registered under the Investment Company Act of 1940, as amended (“Mutual Funds”).

NB LLC, an indirect subsidiary of NB Group, is an RIA and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As an RIA, NBIA LLC provides discretionary investment advisory services to private investors.

NBIA and NB LLC may be deemed to beneficially own the Securities in their various fiduciary capacities by virtue of the provisions of Exchange Act Rule 13d-3. This report is not an admission that any of the Neuberger Berman entities is the beneficial owner of the Securities and each of Neuberger Berman Group, NBFI Holdings, NBIA and NBLLC and certain affiliated persons disclaim beneficial ownership of the Securities held by them in their fiduciary capacity and covered by this statement pursuant to Exchange Act Rule 13d-4.

The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors

Joseph Amato
Robert D’Alelio
Steven Kandarian
George Walker
Richard Worley
Lawrence Zicklin

Executive Officers

George Walker, Chief Executive Officer
Joseph Amato, President
Heather Zuckerman, Executive Vice President, Secretary and Chief Administrative Officer
Andrew Komaroff, Executive Vice President and Chief Operating Officer
William Arnold, Executive Vice President and Chief Financial Officer
Jacques Lilly, Executive Vice President and Head of Corporate Development

Neuberger Berman Fixed Income Holdings LLC

Andrew Komaroff, President and Chief Executive Officer
Heather Zuckerman, Executive Vice President
William Arnold, Executive Vice President and Chief Financial Officer
James Dempsey, Senior Vice President and Treasurer

Neuberger Berman Investment Advisers LLC

Robert Conti, President - Mutual Funds
Joseph Amato, President –Equities and Chief Investment Officer – Equities
Bradley Tank, President- Fixed Income and Chief Investment Officer – Fixed Income
Brian Kerrane, Chief Operating Officer-Mutual Funds and Managing Director
Lawrence Kohn, Chief Operating Officer – Equities and Managing Director
Robert Eason, Chief Operating Officer – Fixed Income and Managing Director
Brad Cetron, Managing Director and Chief Compliance Officer
Chamaine Williams, Senior Vice President and Chief Compliance Officer – Mutual Funds
James Dempsey, Chief Financial Officer, Treasurer and Senior Vice President

Neuberger Berman LLC

Joseph Amato, President, Chief Executive Officer and Chief Investment Officer-Equities
Bradley Tank, Managing Director and Chief Investment Officer-Fixed Income
Brad Cetron, Managing Director and Chief Compliance Officer
James Dempsey, Chief Financial Officer, Senior Vice President and Treasurer

(d)	None of the individuals referenced above has been convicted in a criminal proceeding in the past five years.

(e)
None of the individuals referenced above has been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	All of the individuals referenced above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

NB Group, through its subsidiary registered investment advisers, NBIA and NB LLC, used an aggregate of approximately $12,183,755.22 of funds provided through the accounts of certain investment advisory clients to purchase the Securities reported as beneficially owned in Item 5. Mr. Nahum and Mr. Solomon used approximately $64,500 and $43,000, respectively, of personal funds to purchase the Securities beneficially owned by each of them, as set forth in Item 5. Certain of the Securities owned by Mr. Solomon were purchased through a margin account in the ordinary course of business.

Item 4.	Purpose of Transaction

NB LLC and NBIA (or its predecessor in interest with respect to certain Securities prior to a corporate reorganization effective January 1, 2016), each in its capacity as an investment adviser, acquired the Securities on behalf of advisory clients for investment in the ordinary course of business, as they believed that the Securities, at market prices when acquired, represented an attractive investment opportunity. Messrs. Nahum and Solomon acquired the Securities respectively owned by each of them, as set forth in Item 5, at the then market prices, because they each believed the Securities represented an attractive investment opportunity. The Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Company on a continuing basis. The Reporting Persons have in the past and may in the future engage in discussions with management, the board of directors, and other relevant parties concerning the business, operations, governance, management, strategy and future plans of the Company, with the objective of creating sustained value for long term shareholders. To the date of this filing the Reporting Persons have had no discussions with other shareholders of the Company.

Depending on various factors including, without limitation, the results of any discussions with the Company or other shareholders, the Company's financial position and business strategy, price levels of the Securities, conditions in the securities market and general economic and industry conditions, the Reporting Persons and may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Securities, engaging in any hedging or similar transactions with respect to the Securities, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

(a)	n/a

(b)	n/a

(c)	n/a

(d)	n/a

(e)	n/a

(f)	n/a

(g)	n/a

(h)	n/a

(i)	n/a

(j)	n/a

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of Securities to which this Schedule 13D relates is 3,460,250 shares, representing 8.54% of the 40,512,356 common shares, as reported outstanding as of June 2, 2016 in the Issuer’s most recent Form 10-K for the fiscal year ended March 31, 2016. The Reporting Persons beneficially own the Securities as follows:

Common Shares / Percentage of Common Shares Outstanding

NBIA 3,410,250 / 8.42%

NB LLC 882,468 / 2.18%

Mr. Nahum 30,000 / 0.07%

Mr. Solomon 20,000/ 0.05%

Due to NB Group’s and NBFI Holdings’ indirect and direct ownership of NBIA and NB LLC, each of NB Group and NBFI Holdings is deemed to beneficially own the Securities beneficially owned by NBIA and NB LLC; and, due to NBIA’s direct ownership of NB LLC, NBIA is deemed to beneficially own the securities beneficially owned by NB LLC

(b)
NBIA has been granted discretionary voting and dispositive power with respect to 3,404,685 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities, NBIA shares voting and dispositive power with its clients in whose accounts the Securities are held. In addition, NBIA LLC has been granted discretionary dispositive power, but not voting power, with respect to the remaining 5,565 of the Securities reported herein as beneficially owned by it. NBIA shares only dispositive power with the clients in whose accounts such Securities are held.

(c)
NB LLC has been granted discretionary voting and dispositive power with respect to 882,468 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities NB LLC shares voting and dispositive power with its clients in whose accounts the Securities are held.

Mr. Nahum has sole voting and dispositive power with respect to the 30,000 Securities reported herein as being beneficially owned by him.

Mr. Solomon has sole voting and dispositive power with respect to the 20,000 Securities reported herein as being beneficially owned by him.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	The Reporting Persons effected the following transactions in the Securities during the past sixty days. Such transactions were effected in the open market. See Schedule 2.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to Be Filed as Exhibits

The Joint Filing Agreement is attached hereto as Schedule 1. List of Trades transacted in the Issuer’s Securities in the past sixty days in response to Item 5.c is attached hereto as Shedule 2.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

June 15, 2016	By:	/s/ Joseph Amato
President

Neuberger Berman Fixed Income Holdings LLC

June 15, 2016	By:	/s/ Heather Zuckerman
Executive Vice President

Neuberger Berman Investment Advisers LLC

June 15, 2016	By:	/s/ Joseph Amato
President - Equities

Neuberger Berman LLC

June 15, 2016	By:	/s/ Joseph Amato
President & Chief Executive Officer

Benjamin Nahum

June 15, 2016	By:	/s/ Benjamin Nahum

Amit Solomon

June 15, 2016	By:	/s/ Amit Solomon

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)